COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

November 18, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Strategic Municipal Income Fund	Post-Effective Amendment No. 151 File Nos. 033-131683/811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on November 10, 2016 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Series Trust II (the Registrant) on behalf of its series, Columbia Strategic Municipal Income Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please provide the completed Annual Fund Operating Expenses tables and Examples for the Fund with the response letter.

Response:	See Exhibit A to this letter.

Comment 2:	In footnote (d) to the Fee table, if Class Y expenses are similar to other classes’ expenses, you do not need to state “other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.”

Response:	After further review, we believe footnote (d) to the Fee table is accurate.

Comment 3:	Confirm that the contractual waiver will continue for at least one year from the date of the effective Registration Statement.

Response:	So confirmed.

Comment 4:	For Class A in the Example, because the deferred sales charge can be imposed up to 18 months, include an extra line “(assuming no redemption of shares)” because the amount could be different if you redeemed in the first year.

Response:	We believe we do not need to add the second line for Class A because the Example is for the investment of $10,000, and Class A CDSC is imposed on certain investments between $1 million and $50 million.

Comment 5:	According to Rule 35d-1(a)(4)(i), funds with the term “tax-exempt” in their names must have a fundamental policy to invest, under normal circumstances, either: (i) at least 80% of the value of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax, or (ii) its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax. Frequently Asked Questions about Rule 35d-1 clarifies that the same requirement applies to funds with the term “municipal” in their names.

Since Fund’s 80% policy states the Fund will invest in “bonds and other debt of obligations... whose interest is exempt from federal income tax,” please explain if the Fund intended to use “interest” rather than “income” when stating its policy.

Response:	The term “interest” is the correct tax term to use. Under the tax law, only the interest income on a municipal bond is exempt from tax. Other income on muni bonds is taxable, including capital gain and market discount.

Comment 6:	Reconcile the term “municipal securities” in the Summary of the Fund—Principal Investment Strategies section and the Principal Risks section as the term is broader in the Principal Risk section.

Response:	The following disclosure will be added to the Principal Investment Strategies sections of the Summary of the Fund and the More Information About the Fund:

The Fund may also invest in securities of other qualified issuers, including issuers located in U.S. territories, commonwealths and possessions, such as Guam, Puerto Rico and the U.S. Virgin Islands.

Comment 7:	If there are any other derivatives used that are not disclosed, please revise the last paragraph under the Summary of the Fund—Principal Investment—Strategies section to include such derivatives.

Response:	The last paragraph has been revised as follows:

The Fund may invest in derivatives, including futures (including interest rate futures, index futures and other bond futures) for purposes of yield curve exposure and for hedging purposes, and inverse floaters for the purposes of enhancing income.

Comment 8:	If the Fund intends to count derivatives as part of its 80% policy, confirm that the Fund will not count the notional exposure of its respective derivatives investments towards the Fund’s 80% policy.

Response:	So confirmed.

Comment 9:	Confirm that the Fund’s expenses associated with investments in “acquired funds” does not trigger the related disclosure of “acquired fund fees and expenses” in the Fund’s Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 10:	The second paragraph in the Municipal Securities Risk under the Summary of the Fund—Principal Risk section states “Certain of the municipalities or territories in which the Fund may invest have recently experienced significant financial difficulties.” Identify the states and territories to which this would apply.

Response:	The paragraph has been revised as follows:

Issuers in a state, territory, commonwealth or possession in which the Fund invests may experience significant financial difficulties. Such financial difficulties may lead to credit rating downgrade(s) of such issuers which, in turn, could affect the market values and marketability of many or all municipal obligations of issuers in such state, territory, commonwealth or possession. The value of the Fund’s shares will be negatively impacted to the extent it invests in such securities. The Fund’s annual and semiannual reports show the Fund’s investment exposures at a point in time. The risk of investing in the Fund is directly correlated to the Fund’s investment exposures.

Comment 11:	The last paragraph under the Municipal Securities Risk under the Principal Risk section highlights the healthcare sector. Verify that no other specific sectors such as education or transportation should be disclosed.

Response:	So verified.

Comment 12:	Include the year-to-date return footnote under the bar chart in the Performance section.

Response:	The following footnote will be added:

*Year to Date return as of September 30, 2016: 4.83%

Comment 13:	In the Tax Information section, confirm that the first sentence accurate considering the Fund’s new investment strategy. If not, please revise.

Generally, a substantial portion of the Fund’s distributions consists of exempt-interest dividends, which are generally not taxable to you for U.S. federal income tax purposes or for purposes of the U.S. federal alternative minimum tax.

Response:	So confirmed.

Comment 14:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	After further evaluation of the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund section, the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 15:	Explain the concept of duration as it relates to the sensitivity of interest rates and provide an example explaining the difference between maturity and duration.

Response:	The following will be added in the More Information About the Fund section under Principal Investment Strategies:

Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the more sensitive it will be to changes in interest rates. For example, a three-year duration means a bond is expected to decrease in value by 3% if interest rates rise 1% and increase in value by 3% if interest rates fall 1%.

Comment 16:	In the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus’ More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section.

Comment 17:	Consider combining the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section with the money market fund discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section is included to provide investors with certain additional information—not necessarily material to the Summary section—about the Fund’s ability to invest in money market funds. This disclosure will continue to be included in the prospectus.

Comment 18:	Under the More Information About the Fund – Understanding Annual Fund Operating Expenses section, confirm whether the Fund’s operating expenses are restated due to transfer agency fees.

Response:	So confirmed.

Comment 19:	The last sentence of the paragraph after the FUNDamentals Business Days call out box states:

“For a money market fund, the Fund’s investments are generally valued at amortized cost, which approximates market value.”

Because the Fund can invest in stable and floating rate money market funds, please revise the disclosure.

Response:	As disclosed earlier in the paragraph, investments in open-end funds, including money market funds, are valued at their latest NAVs. The referenced sentence will be removed.

Comment 20:	In the fourth bulleted sentence under Buying, Selling and Exchanging Shares – Selling Shares – Other Redemption Rules You Should Know, consider clarifying that redemption proceeds will be held to the earlier of when the check clears or up to ten calendar days after the trade date of the purchase.

Response:	We will continue to review your comment and will make any appropriate revisions.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 21:	In the Fundamental Policies section, for purposes of the concentration policy (D7), please add disclosure indicating that the Fund will consider the concentration policies of underlying funds when complying with its concentration policy.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

Comment 22:	In the Municipal Securities section on page 48 and the Municipal Securities Risk sections on page 76, please reconcile the U.S. territories listed.

Response:	The disclosure will be revised accordingly.

Comment 23:	With respect to each subadvisory relationship discussed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, supplementally confirm that each subadvisory agreement is included as an exhibit or incorporated by reference in Part C of the registration statement.

Response:	So confirmed.

Comment 24:	With respect to subadvisory fees disclosed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, please disclose, as applicable, any fee waiver and/or expense reimbursements and explain any such waiver or expense reimbursement arrangements with any subadviser.

Response:	The Fund is not currently subadvised and there are no subadvisory fee waiver or expense reimbursement arrangements currently in effect. Fund fee waiver and/or expense reimbursement arrangements are described under the caption Fee Waiver/Expense Reimbursement Arrangements in the More Information About the Fund – Additional Investment Strategies and Policies section of the Prospectus.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary

Columbia Funds Series Trust II

Exhibit A

Fees and Expenses

Shareholder Fees (fees paid directly from your investment)

	Class A		Class B		Class C		Classes R4, R5, Y and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	3.00%		None		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	0.75	%(a)	5.00	%(b)	1.00	%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class C	Class R4	Class R5	Class Y	Class Z
Management fees	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%	0.48%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.00%	0.00%
Other expenses(d)	0.09%	0.09%	0.09%	0.09%	0.09%	0.04%	0.09%
Total annual Fund operating expenses	0.82%	1.57%	1.57%	0.57%	0.57%	0.52%	0.57%

(a)	This charge is imposed on certain investments of $500,000 or more redeemed within 12 months after purchase, with certain limited exceptions.
(b)	This charge decreases over time.
(c)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(d)	Other expenses for Class A, Class B, Class C, Class R4, Class R5 and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$381	$554	$741	$1,283
Class B (assuming redemption of all shares at the end of the period)	$660	$796	$1,055	$1,666
Class B (assuming no redemption of shares)	$160	$496	$855	$1,666
Class C (assuming redemption of all shares at the end of the period)	$260	$496	$855	$1,867
Class C (assuming no redemption of shares)	$160	$496	$855	$1,867
Class R4 (whether or not shares are redeemed)	$58	$183	$318	$714
Class R5 (whether or not shares are redeemed)	$58	$183	$318	$714
Class Y (whether or not shares are redeemed)	$53	$167	$291	$653
Class Z (whether or not shares are redeemed)	$58	$183	$318	$714

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